

July 14, 2022

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5 Xingdao Ring Road North
International Bio Island
Guangzhou, 510005 The People's Republic of China

       Re: Burning Rock Biotech Ltd
           Amendment No. 1 to Registration Statement on Form F-3
           Filed June 21, 2022
           File No. 333-264577

Dear Mr. Han:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2022 letter.

Amendment No. 1 to Form F-3 filed June 21, 2022

Cover page

1. Please revise to state on the cover page that you conduct substantially all of your business through the VIEs.

About this prospectus, page 1

2. We note your response to prior comment 4 and your revised disclosure indicating that "China" or the "PRC" includes Taiwan. Please revise or advise. We also note your disclosure indicating that when used in the case of laws and regulations of "China" or "the PRC," "China" or "the PRC" refers to the laws and regulations of the People's Republic

of China, excluding that of Hong Kong, Macau and Taiwan. Please revise to clarify that the only instances in which "China" or "the PRC" do not include Hong Kong or Macau are where you reference the specific laws and regulations adopted by the People's Republic of China. Additionally, please ensure that you address throughout your filing legal and regulatory risks associated with your operations in Hong Kong and having your WFOE owned by your Hong Kong subsidiary. Please also revise the graphic on page 8 to state the jurisdiction of incorporation for each entity and to identify the WFOE. As an example only, expand your disclosure under the heading "Enforceability of Civil Liabilities" to address risks related to the enforceability of judgments in Hong Kong.

Our Company , page 6

3.   We note your response to prior comment 8 and your disclosure on page 6 that, "As of the date of this prospectus, none of [your] Company, [your] subsidiaries or VIEs are required to obtain any permissions requirements from the China Securities Regulatory Commission (the "CSRC"), Cyberspace Administration of China (the "CAC")." Please revise to explain how you determined that permissions from the CSRC or CAC are not required. If you relied on advice of counsel, please identify counsel and file counsel's consent as an exhibit to the registration statement. If you did not rely on advice of counsel, please explain why. We note your references to your PRC counsel, Tian Yuan Law Firm. Please ensure you file counsel's consent.

Holding Company Structure and Contractual Arrangements with the VIE, page 8

4.   We note your reference to "our VIE" on page 8. Please revise here and throughout your filing to refer to "the VIE." We note your responses to prior comments 5 and 6. Your disclosure continues to imply that you have control over the VIE, such as your statement on page 8 that your contractual arrangements enable you to "have effective control over the VIE." We note also the heading on page 10 that references "Agreements that Provide Us with Effective Control over the VIE." Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Prospectus Summary, page 13

5.   We note your response to prior comment 9. You state that the VIE has not settled any amounts owed to you under the VIE agreements and does not have the intention to do so. You also state that the WFOE received RMB42.2 million, RMB25.3 million and RMB88.7 million (US$13.9 million) of service fees from the VIEs in 2019, 2020 and 2021, respectively. Please revise to clarify this inconsistency or advise. In this regard, we also note your statement that the "typical" structure of cash flows through your organization involves the payment of service fees by the VIE to the WFOE and the WFOE transferring funds to BR Hong Kong Limited, which, in turn, would transfer funds to you.

In your revisions please also provide the corresponding amounts in U.S. dollars for 2019 and 2020. We reissue comment 9 in part. Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Risk Factors

Risks Relating to Doing Business in the PRC

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements..., page 20

6. We note your response to prior comment 12 and your disclosure that, "Currently, the cybersecurity laws and regulations have not directly affected [your] business and operations…." We reissue comment 12 in part. Please revise to explicitly address the impact of cybersecurity laws and regulations on your proposed offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Enforcement of Civil Liabilities, page 67

7. We note your disclosure that most of your directors and executive officers are nationals or residents of jurisdictions other than the U.S., and most of their assets are located outside the U.S. Please revise your disclosure to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include risk factor disclosure and a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shuang Zhao, Esq.